August 1, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Fauquier Bankshares, Inc.
Eric P. Graap
10 Courthouse Square
Warrenton, Virginia 20186

		Re:	Fauquier Bankshares, Inc.
			Form 10-K for the Year Ended December 31, 2004
       			File 000-25805

Dear Mr.Graap:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2004

Item 8- Financial Statements and Supplementary Data

Note 1- Nature of Banking Activities and Significant Accounting
Policies

Principles of Consolidation, page 8

1. Please clarify for us and revise future filings to clearly define your consolidation policy for Fauquier Statutory Trust ("Trust I".)
In this regard, as the disclosure in the first sentence states the consolidated financial statements include Trust I whereas you also disclose that the company no longer consolidates Trust I, it is unclear whether Trust I is being consolidated in the financial statements. Additionally, if you consolidate the accounts of Trust
I, provide us specific accounting literature that supports your approach or amend your filing accordingly.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






You may contact Juan Migone at (202) 551-3312 or undersigned at
(202)
551-3816 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      Joseph Foti
      Senior Assistant Chief Accountant

Via facsimile:  Eric P. Graap
		540-349-7312
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Eric P. Graap
Fauquier Bankshares, Inc.
August 1, 2005
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